UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-38245

Xiaobai Maimai Inc.

(Exact name of registrant as specified in its charter)

Room 515, Floor 5, Jia No. 92-4 to 24 Jianguo Road
Chaoyang District, Beijing 100020
People's Republic of China
Tel: +86 10 5370 9902

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Closing of Private Placement

As disclosed on Xiaobai Maimai Inc.’s (the “Company”) Forms 6-K filed with the Securities and Exchange Commission on August 12, 2021 and September 13, 2021, the Company entered into certain securities purchase agreement (the “SPA”) on August 9, 2021, as amended on September 8, 2021, with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended, pursuant to which the Company agreed to sell an aggregate of 6,340,000 units (the “Units”), each Unit consisting of three ordinary shares of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase three Shares (“Warrant”) with an initial exercise price of $3.00 at a price of $1.58 per Unit, for an aggregate purchase price of approximately $10.02 million (the “Offering”), subject to various conditions to closing.

On September 17, 2021, the transaction contemplated by the SPA consummated when all the closing conditions of the SPA have been satisfied and the Company issued 6,340,000 Units to the Purchasers pursuant to the SPA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xiaobai Maimai Inc.

	By:	/s/ Zhang Rui (Kerrie)
Date: September 21, 2021	Name: Zhang Rui (Kerrie) Title: Chief Financial Officer